FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
October 13, 2006

Pursuant to Rule 13a-16 or 15d-16 of
The Securities and Exchange Act of 1934

OAO TATNEFT
(also known as TATNEFT)

(name of Registrant)

75 Lenin Street
Almetyevsk, Tatarstan 423450
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F...X....      Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.......         No... X....

October 13, 2006

              October 13, 2006, OAO Tatneft issued the following press-release:

OAO Tatneft announces extension of Certification Date under its Global
Depositary Receipt Facility from October 30, 2006 to November 15, 2006.

13 October 2006

OAO Tatneft (the  "Company")  announced today that has extended from October 30,
2006 to November 15, 2006 the first  "Certification  Date"  designated under its
Amended and Restated Deposit Agreement,  dated as of July 10, 2006 (the "Deposit
Agreement"),  between the  Company,  The Bank of New York,  as  Depositary  (the
"Depositary"),  and owners and beneficial Owners of Global  Depositary  Receipts thereunder ("GDRs").

As before,  the ordinary shares of the Company  underlying all GDRs except those beneficially owned by persons who, on or before the extended Certification Date,
(i) have  certified  that they are not  "resident in the United  States" or (ii)
have certified that they are  "qualified  institutional  buyers" (or "QIBs") and have been approved by the Company,  will be sold by the  Depositary  outside the
United States pursuant to Regulation S under the U.S. Securities Act of 1933, as amended,  and, upon completion of those sales,  the proceeds of those sales will be  transferred  to the  beneficial  holders  of  such  GDRs  on the  terms  and
conditions  of  the  Deposit  Agreement.   The  certification  process  will  be
administered  by the  Depositary.  Owners  and  beneficial  owners  of GDRs  may withdraw the ordinary shares of the Company  evidenced by their GDRs at any time prior to the earlier of the  extended  Certification  Date and the date on which they provide to the Depositary the certification described above.[1]

Forward-looking  statements:  This  press-release  may contain certain forward-looking  statements  of OAO  Tatneft.  OAO  Tatneft  does not  guarantee occurrence  of any  events  mentioned  in such  statements  or the time of their occurrence.

[1] As noted in the  Company's  previous  press-releases,  a beneficial  owner's certification  that he,  she or it either  (i) is not  "resident  in the  United
States" or (ii) is a QIB and requests  permission  to continue to hold GDRs will not be effective unless the beneficial owner,  together with the  certification, deposits its GDR with the Depositary or transfers the relevant GDRs to a blocked account  with The  Depository  Trust  Company,  in either  case until  after the extended  Certification  Date.  The  purpose of this  requirement  is to prevent beneficial  owners that have either (i)  certified  non-U.S.  residence  or (ii)
certified  QIB status and  requested  permission  to  continue to hold GDRs from transferring  their GDRs to a person who is resident in the United  States prior to the extended Certification Date.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

               OAO TATNEFT

                                                    By: ____________________________________________________

     Name:(Vladimir P. Lavushchenko)
                                                                              Title: (Deputy General Director for Economics, Chairman of Disclosure Committee)

Date:   October 13, 2006